TRUST FOR CREDIT UNIONS

FIRST AMENDMENT TO THE ADMINISTRATION AGREEMENT

THIS FIRST AMENDMENT, effective as of [____], 2021, to the Administration Agreement dated May 31, 2012 (the “Agreement”) is entered into by and between TRUST FOR CREDIT UNIONS, a Massachusetts business trust (the “Fund”), and CALLAHAN CREDIT UNION FINANCIAL SERVICES LIMITED LIABILITY LIMITED PARTNERSHIP, a Delaware limited liability limited partnership (the “Administrator”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the Fund and the Administrator desire to amend the series of the Fund to add two new Portfolios; and

WHEREAS, Section 9 of the Agreement provides that the Agreement may be amended by a written instrument approved by vote of a majority of those Trustees of the Fund who are not parties to the Agreement or interested persons (as defined in the Investment Company Act of 1940, as amended) of any such party; and

WHEREAS, Section 5(c) of the Agreement provides that, for all services provided an expenses assumed by the Administrator pursuant to the Agreement with respect to the Portfolios other than the Portfolios that were in existence as of the date of the Agreement, the Fund will pay the administrator as full compensation therefor a monthly fee at an annual rate or rates mutually agreed upon by the Administrator and the Fund of the average daily net assets of such Portfolio.

NOW, THEREFORE, the parties agree to amend the Agreement as follows:

1.	Defined Terms. Except as specifically set forth herein, defined terms used herein shall have their respective meanings as set forth in the Agreement.

2.	Section 5(d) of the Agreement is re-numbered as Section 5(f).

3.	Section 5(e) of the Agreement is re-numbered as Section 5(g).

4.	The following is added as Section 5(d) and 5(e) of the Agreement:

(d)
For all services provided and expenses assumed by the Administrator pursuant to this Agreement with respect to the Enhanced Income Credit Portfolio, the Fund will pay to the Administrator as full compensation therefor a monthly fee at an annual rate of .05% of the average daily net assets of the Enhanced Income Intermediate Credit Portfolio;

(e)
For all services provided and expenses assumed by the Administrator pursuant to this Agreement with respect to the Enhanced Income Credit Plus Equity Portfolio, the Fund will pay to the Administrator as full compensation therefor a monthly fee at the annual rate of .05% of the average daily net assets of the Enhanced Income Credit Plus Equity Portfolio;

5.
Remainder of Agreement.  Except as expressly amended and provided herein, all of the terms, conditions and provisions of the Agreement are hereby ratified and confirmed to be of full force and effect, and shall continue in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment by their duly authorized representatives as of the day and year first above written.

ATTEST:		TRUST FOR CREDIT UNIONS

By
[Name]		[Name]
[Title]		[Title]

CALLAHAN CREDIT UNION FINANCIAL SERVICES LIMITED LIABILITY LIMITED PARTNERSHIP

ATTEST:	By	[Callahan Financial Services, Inc., Corporate General Partner]
By
[Name]
[Title]